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                                   UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 3)

                                 ASA (BERMUDA) LIMITED
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      G3156P103
                                    (CUSIP Number)

                                    Jon L. Mosle
                                HBK Investments L.P.
                            300 Crescent Court, Suite 700
                                  Dallas, TX 75201
                                   (214) 758-6107
              (Name, Address, and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                    July 13, 2005
               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G3156P103

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /  /
    (b) /  /

3.  SEC Use Only

4.  Source of Funds

    WC (1)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 544,609 (1)(2)
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 544,609 (1)(2)
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     544,609 (1)(2)

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 5.7%

14.  Type of Reporting Person: PN

--------------
(1) HBK Investments L.P. ("Investments") has sole voting and dispositive power over the securities identified above (the "Securities") pursuant to Investment Management Agreements with HBK Fund L.P. and HBK
     Offshore Fund Ltd. (the "Funds"). Accordingly, the Funds have no beneficial ownership of such Securities. The source of funds used or to be used in making purchases is working capital of the Funds.

(2) Investments' power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

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Item 1.  Security and Issuer:

This statement on Schedule 13D relates to shares of common stock of ASA (Bermuda) Limited, a Bermuda corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Summer Street, 4th Floor, Buffalo, New York 14209.


Item 2.  Identity and Background:

This statement on Schedule 13D is filed by HBK Investments L.P., a Delaware limited partnership ("Investments"). Investments is an investment management firm that provides investment management services to private investment funds. Its principal office is located at 300 Crescent Court, Suite 700, Dallas, TX 75201. Information is also included herein with respect to the following persons: HBK Partners II L.P., a Delaware limited partnership ("Partners II"); HBK Management L.L.C., a Delaware limited liability company ("Management"); and Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). Investments and the other entities and individuals identified in this paragraph are sometimes referred to collectively as the "Item 2 Persons."

Each of the Managers is a United States citizen. The principal occupation of each Manager is serving as a Managing Director of Investments. The business address of each Manager is 300 Crescent Court, Suite 700, Dallas, TX 75201, except for Mr. Hirsh, whose business address is 350 Park Avenue, 20th Floor, New York, NY 10022.

During the last five years, none of the Item 2 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

The aggregate purchase price for the Securities was approximately $22.1 million. The source of funds for the purchase transactions was the Funds' working capital. The Securities are held in prime brokerage accounts of the Funds, which may from time to time have debit balances. Because other securities are also held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the Securities.

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Item 4.  Purpose of Transaction.

The Securities were acquired by Investments, for the account of the Funds, in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Issuer.

As previously stated, the Issuer has called for a vote, at a Special General Meeting of Shareholders presently scheduled for July 21, 2005, on proposals to reduce or eliminate certain limitations on the Issuer's investment policies. Investments opposes these proposals and believes that it would be inappropriate to entertain any reduction or elimination on the existing limitations until such time as the Issuer acts to reduce the discount between the Issuer's net asset value and the trading price of the Issuer's common stock.

In light of the foregoing, Investments has decided that on behalf of the Funds it will not attend or vote at the July 21 meeting, in person or by proxy. Investments' analysis has led it to conclude that not attending or voting will be the most effective way of preventing the Issuer from gaining approval of the proposals. If holders of a majority of the Issuer's common stock are not represented at the meeting, in person or by proxy, the Issuer will be unable to secure the approval of the proposals. Investments has contacted its brokers that hold the Securities as nominee for the Funds and obtained a legal proxy from such brokers with respect to the Securities, and Investments will refrain from appearing or exercising the legal proxy on behalf of the Funds at the July 21 meeting.

On July 13, 2005, Investments sent a letter to the Issuer requesting its management take action to reduce the discount between its net asset value and the trading price of its common stock by extending a series of in-kind tender offers for its shares at net asset value. On July 13, 2005, Investments also sent a letter, which included a copy of the letter to the Issuer, to certain ASA shareholders recommending that they do not participate in the July 21 meeting. Copies of the letter to the Issuer and the letter to certain ASA shareholders were filed with the SEC on Schedule 14A on July 13, 2005. On July 14, 2005, Investments issued a press release regarding the same matters, a copy of which was filed with the SEC on Schedule 14A on July 14, 2005.

Investments expects to continue to focus efforts on reducing the discount between the Issuer's net asset value and the trading price of the Issuer's common stock and may determine to solicit votes against the proposals to be voted on at the July 21 meeting or any further adjournment thereof or any subsequent meeting called to consider such proposals, in which case Investments will file a proxy statement and accompanying proxy card with the SEC.

Investments reviews its holdings, including its holdings in the Issuer, on an ongoing basis with the objective of identifying and pursuing investment opportunities with attractive risk and return characteristics for the Funds. Depending on such review, Investments may make additional purchases or sales of the Issuer's Common Stock (or derivatives thereof). Any additional transactions will depend on various factors, including, without limitation, the outcome of discussions between Investments and the Issuer, the outcome of the Special General Meeting, the price of the Issuer's Common Stock (and derivatives thereof), stock market conditions, and business prospects of the Issuer. Investments has engaged from time to time in discussions with the Issuer and other shareholders of the Issuer concerning the Issuer and its business and may have additional discussions with such parties in the future.

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Except as otherwise described herein, none of the Item 2 Persons has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such persons may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals, but they have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

    (a) - (b)

The Securities referenced in this statement consist of 544,609 shares of common stock of the Issuer beneficially owned by Investments, representing approximately 5.7% of the 9,600,000 shares of common stock of the Issuer outstanding as of November 30, 2004, as reported by the Issuer in the Issuer's 2004 Certified Shareholder Report filed with the Securities and Exchange Commission on January 31, 2005.

Pursuant to an Investment Management Agreement with the Funds, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Investments may be deemed to be the beneficial owner of the Securities. Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Partners II may be deemed to be the beneficial owner of the Securities. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Management may be deemed to be the beneficial owner of the Securities. In their capacity as controlling persons of Management, the Managers have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, each of the Managers may be deemed to be the beneficial owner of the Securities. The Item 2 Persons expressly declare that the filing of this statement on
Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Securities.

    (c)

Except as described below, there have been no acquisitions or dispositions of the Issuer's common stock made by Investments, for the account of the Funds, during the past 60 days.

  On behalf of HBK Fund L.P.:

  Transaction       Number of      Price per    Transaction   Transaction
  Date              Shares         Share        Value         Type
  ----              ------         -----        -----         ----
  07/14/2005         1,000        $ 39.20   $    39,205.00     Buy
  07/07/2005         3,400        $ 38.03   $   129,315.26     Buy
  07/06/2005         3,000        $ 37.83   $   113,505.90     Buy
  07/01/2005         5,000        $ 38.12   $   190,605.00     Buy
  06/30/2005        29,200        $ 39.10   $ 1,142,587.24     Buy

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  06/30/2005        20,000        $ 39.15   $   783,600.00     Buy
  06/30/2005         3,000        $ 38.83   $   116,496.90     Buy
  06/24/2005           100        $ 38.95   $     3,895.00     Buy
  06/22/2005           900        $ 38.30   $    34,467.65     Sell
  06/17/2005         2,200        $ 38.96   $    85,704.30     Buy
  06/17/2005         2,700        $ 39.02   $   105,356.50     Buy
  06/03/2005         6,000        $ 37.47   $   224,822.60     Sell
  06/03/2005           300        $ 37.52   $    11,255.22     Sell
  05/31/2005         1,000        $ 36.48   $    36,472.47     Sell
  05/31/2005           300        $ 36.49   $    10,945.04     Sell
  05/27/2005           600        $ 35.56   $    21,336.60     Buy
  05/25/2005        10,000        $ 34.90   $   348,980.00     Buy
  05/25/2005         2,200        $ 34.88   $    76,795.62     Buy
  05/25/2005         2,400        $ 34.83   $    83,596.40     Buy
  05/19/2005         2,000        $ 34.39   $    68,790.00     Buy
  05/18/2005         4,100        $ 34.50   $   141,568.90     Buy

  All of the above transactions were conducted through open market transactions.


    (d)

The limited partners or shareholders of the Funds that own the Funds, for which Investments acts as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Securities in accordance with their respective ownership interests in their respective Funds.

    (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Securities are held in prime brokerage accounts of the Funds and have been pledged as collateral to secure debit balances in such accounts which may exist from time to time.

Except as described above, to the best knowledge of Investments, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Item 2 Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares (including as a result of any pledge), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Exhibits

None.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED:  July 14, 2005

                                            HBK INVESTMENTS L.P.


                                            By:  /s/ Jon L. Mosle
                                               ---------------------------------
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)

(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of HBK Investments L.P. was previously filed.